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News Release

Number 12, 2004

RESIN SYSTEMS COMPLETES $8,300,000 EQUITY FINANCING

Edmonton, Alberta, May 21, 2004: Resin Systems Inc. ("RSI") (RS - TSX Venture / RSSYF - OTCBB), a technology company, today announced that it has completed the private placement of 7,212,759 units of RSI at a price of $1.15 per unit for total gross proceeds of $8,294,673.  Each unit of RSI consists of one (1) common share and one half of one (1) common share purchase warrant, each whole warrant entitling the holder thereof to acquire one (1) common share of RSI at an exercise price of $1.50 on or before May 20, 2005.

Kingsdale Capital Markets Inc. and Kingsdale Capital Partners Inc. (collectively, the "Agent") of Toronto, Ontario, acted as RSI's agent in connection with the private placement.  In consideration for its services RSI paid the Agent a cash fee equal to $516,626, representing approximately 6.2% of such gross proceeds, and issued 449,239 broker warrants to the Agent.  Each broker warrant entitles the Agent to acquire on or before May 20, 2005 one (1) unit of RSI and subsequent to May 20, 2005 and on or before November 20, 2005, one (1) common share of RSI, upon payment to RSI of $1.15.

RSI intends to have a second closing next week to complete the private placement of up to 1,482,893 units of RSI.

RSI intends to use the proceeds of the offering to commercialize its industrial and consumer products as well as its Version® resins, for capital equipment expenditures and for working capital.

All of the common shares, warrants and broker warrants issued by RSI pursuant to the private placement are subject to a four month hold period and are subject to restrictions on resale prior to September 21, 2004.

RSI is a technology company that is actively engaged in the commercialization and further development of composite materials and products throughout the global marketplace.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as  amended (the "U.S. Securities Act"), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

RSI is also pleased to announce that it has launched a new website www.GroupRSI.com for the RSI group of companies.  RSI developed the website in an effort to keep its customers, suppliers and shareholders informed of the developments that take place in the RSI group of companies.

For more information please contact:

Greg Pendura

President and Chief Executive Officer

Resin Systems Inc.

Ph: (780) 482-1953

Fax: (780) 452-8755

Email: greg@resinsystemsinc.com

www.GroupRSI.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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